Via Facsimile and U.S. Mail
Mail Stop 6010

December 20, 2007

Mr. James J. Maguire, Jr.
President and Chief Executive Officer
Philadelphia Consolidated Holding Corp.
One Bala Plaza, Suite 100
Bala Cynwyd, PA 19004

> **Re: Philadelphia Consolidated Holding Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **File No. 0-22280**

Dear Mr. Maquire:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Critical Accounting Estimates and Judgments, page 27

1.   A basic tenet of FR 72 is that the effects of material estimates made in the preparation of financial statements should be transparent to users. Although you identify various critical estimates and discuss the underlying uncertainties and judgments made in your estimates, your disclosures of the effects of changes in

estimates do not appear to identify whether the underlying changes are reasonably likely. Please revise your disclosure regarding the sensitivity of your estimates for your liabilities for unpaid loss and loss adjustment expenses and for preferred agent profit sharing to clearly present the impact on earnings, financial position and liquidity of changes that you believe are reasonably likely to occur.

Notes to Consolidated Financial Statements
Note 1: General Information and Significant Accounting Policies
(a) Investments, page 57

2.   You disclose that you utilize the retrospective method to account for changes in expected cash flows of your mortgage and asset-backed securities of high credit quality and the prospective method for structured securities where the possibility of credit loss is other than remote. Please revise to describe for an investor how these two methods differ. In addition, please disclose the significant assumptions underlying your prepayment estimates as required by paragraph 19 of SFAS 91.

Note 20: Segment Information, page 80

3.   Please revise your disclosure to provide your revenues by each product or group of similar product as required by paragraph 37 of SFAS 131. In this regard, it is apparent that you track revenues at a level below your segment disclosures as you disclose in MD&A on page 34, for example, increases in premiums related to non-profit, condominium association and sports league commercial product lines as well as religious organizations, professional sports and entertainment commercial package products.

Item 9A Controls and Procedures, page 82

4.   We note your disclosure that "the CEO and CFO have concluded that . . . the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms." Please tell us supplementally whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 10-Q for the Quarterly Period Ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations (Nine Months ended September 30, 2007 vs. September 30, 2006),
page 20

5.   In your discussion of net loss and loss adjustment expenses on page 24 you
        disclose that you increased your current year net ultimate loss and loss adjustment
        expense ratio to 50.9% for the first nine months of fiscal 2007 from 48.2% for the
        comparable period of 2006. Please revise your disclosure to explain why you
        increased your anticipated loss ratio when you continue to record favorable
        adjustments to prior year loss estimates. Please explain this apparent discrepancy
        or tell us where in your filing you have made this disclosure.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit a letter that keys your responses to our
comments and provides the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter to us via EDGAR under the form type label
CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        Please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551- 3638 if
you have any questions regarding the processing of your response as well as any

questions regarding comments on the financial statements and related matters. You may contact Sonia Barros, Staff Attorney, at (202) 551-3655 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant